                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                              (Amendment No. _____)

                                  ASTREX, INC.
            --------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                    Delaware
            --------------------------------------------------------
            (State or jurisdiction of incorporation or organization)

                                   13-1930803
                      ------------------------------------
                      (I.R.S. Employer Identification No.)

       205 Express Street, Plainview, New York 11803         (516) 433-1700
--------------------------------------------------------------------------------
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                       Kaufman Goldstein & Gartner, P. C.
                                Attorneys at Law
                         342 Madison Avenue, Suite 1660
                          New York, New York 10173-0016
                         Attention: Michael Harvey, Esq.
                                 (212) 490-6080
            --------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

        Approximate date of commencement of proposed sale to the public:
            As Soon As Practicable After This Registration Statement
                           Has Been Declared Effective

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursunt to Item 11(a)(1) of this Form, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 464(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

The Registrant hereby amends this Registration Statement on such date or later as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that his Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                                            Calculation of Registration Fee
--------------------------------------------------------------------------------------------------------------------
   Title of each class of       Amount to be       Proposed maximum          Proposed maximum         Amount of
 securities to be registered     registered    offering price per share  aggregate offering price  registration fee
--------------------------------------------------------------------------------------------------------------------
        Common Stock             8,070,000               25(cent)               $2,017,500             $611.36
--------------------------------------------------------------------------------------------------------------------

The registration fee is based on the proposed maximum offering price per share of Common Stock in accordance with paragraphs (a) and (o) of Rule 457, which as been determined by the Board of Directors of the Registrant.

                                  ASTREX, INC.

Maximum of 8,070,000 Shares of the Company's One Cent Par Value Common Stock to
 be sold Pursuant to the Exercise of up to 6,000,000 Non-Transferable Rights to
                      Purchase 1.345 Shares of said stock

         Astrex, Inc., a Delaware corporation ("Astrex" or the "Company"), is issuing certain nontransferable subscription Rights ("Rights") in the ratio of one Right per share held of record, to all or substantially all holders of the one cent par value common stock of Astrex, Inc. ("Astrex Common Stock") who were record holders of Astrex Common Stock ("Record Holders") as of the close of business on ____________ ("Record Date" see "Rights Offering-Limitation on Participation"). Each Right entitles the holder to purchase for twenty five cents ($0.25) a share ("Subscription Price") 1.345 shares of Astrex, Inc. Common Stock ("Shares"). To the extent not all Rights are exercised and there are Shares available, participating holders have the option of oversubscribing to purchase additional Shares on a pro rata basis until the subscription and oversubscription proceeds total one million two hundred thousand dollars ($1,200,000) or such lesser or greater sum as the Board of Directors may determine ("Oversubscription"). The Rights expire at 5:00 p.m. New York City time on _________1998, or such later date, not later than _____________1998, as the Board of Directors of Astrex may determine ("Expiration Date"). The Company reserves the right to withdraw the Rights Offering at any time prior to or on the Expiration Date and for any reason. The Rights are not being issued for any additional consideration. Each holder of record may exercise all, a portion, or none of the Rights granted the holder. There are no minimum number of Rights which must be exercised and unexercised Rights will not be reoffered to the public. The Rights Offering is being made by the Company on a 'best efforts' basis, and the Company does not intend to use any underwriters, brokers or dealers in connection therewith, see "The Rights Offering" and "Description of Shares".

         A copy of the Company's most recent Annual Report on Form 10-KSB and Quarterly Report on Form 10-QSB are accompanying this prospectus.

         Each Record Holder is receiving a nontransferable rights certificate ("Rights Certificate") that entitles the holder, at the holder's election, to purchase for the Subscription Price (i) up to and including 1.345 new shares of Astrex Common Stock for each share of Astrex Common Stock that the Record Holder held on the Record Date with any resulting fractional share being rounded up to a whole share and (ii) to the extent Shares are available, Oversubscription Shares. The Subscription Price (including Oversubscription amounts) must accompany subscriptions, subject to refund without interest in the event the Rights Offering is canceled or with respect to Oversubscriptions, to the extent Shares are not available. See "The Rights Offering."

         Astrex Common Stock trades on the over-the-counter market under the symbol "ASXI" and as of ______, 1998 the closing bid for those shares was _____.

INVESTMENT IN THE SHARES INVOLVES CERTAIN RISKS. See "Principal Risks and Investment Considerations."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE AGENCY OR SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE AGENCY OR SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                                  Price to Public        Proceeds to the Company
--------------------------------------------------------------------------------
       Per Share                          $0.25                     $0.24
--------------------------------------------------------------------------------
       Minimum Total*                     $0.00                        $0
--------------------------------------------------------------------------------
       Maximum Total*                $2,017,500                $1,996,389
================================================================================

* The total minimum proceeds could be as low as $0.00 assuming no subscriptions and the total maximum proceeds could be as high as $2,017,500 assuming full subscription. The Company considers either assumption highly unlikely. No brokers or underwriters have been retained by the Company in connection with the Rights Offering and accordingly there will be no commissions, discounts, or expense allowances. It is estimated that the expenses of this transaction will be approximately $21,111, which shall include legal and accounting fees, transfer agent fees, Blue Sky filing fees and printing costs.

              The date of this Prospectus is _______________, 1998

                               TABLE OF CONTENTS
                                                                   Page
                                                                   ----
Prospectus Summary                                                   3
Principal Risks and Investment Considerations                        4
Use of Proceeds                                                      7
The Company                                                          8
Recent Developments                                                  8
Information with Respect to the Company                             11
Determination of Offering Price                                     11
The Rights Offering                                                 12
Description of Shares                                               16
Plan of Distribution                                                17
Incorporation of Certain Information By Reference                   18
Indemnification for Securities Act Liabilities                      18
Interests of Experts and Counsel                                    19
Legal Opinions and Experts                                          19

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; Room 1400, 500 West Madison Street, Chicage, Illinois 60661; 14th Floor, 75 Park Place, New York, New York 10007. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the SEC maintains an internet Web site that contains reports, proxy and information statements and other information regarding issues that file electronically with the SEC. The SEC's web site address is http://www.sec.gov.

         This Prospectus is being delivered together with copies of (i) the Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1998 which shall be used by the Company as its Annual Report to Stockholders and contains audited financial statements for the Company as of March 31, 1998 and for the fiscal years ending March 31, 1997 and 1998 and (ii) the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 1998. Additional copies of these documents as well as copies of any or all of the documents incorporated herein by reference, other than exhibits to such documents will be provided without charge to each person to whom a copy of this Prospectus is delivered upon the written or oral request of such person. Requests should be addressed to Astrex, Inc., Attention: Secretary, 205 Express Street, Plainview, New York 11803, telephone number (516) 433-1700.

                               PROSPECTUS SUMMARY

         This is a Rights Offering to all or substantially all the Company's shareholders to purchase up to 1.345 new shares of Astrex Common Stock for each share of such stock presently held as of the Record Date at the price of twenty five cents ($0.25) per new share (the shares being offered pursuant the Rights Offering being referred to as the "Shares"), see "The Rights Offering - Rights".

         In addition shareholders may 'oversubscribe' to purchase additional Shares at that same price to the extent not all shareholders fully subscribe to the Rights Offering. The oversubscription is limited to only such Shares as are available after all shareholder subscriptions as matter of right are filled and then only to the extent that the total proceeds of the Rights Offering (including oversubscriptions) will not exceed one million two hundred thousand dollars ($1,200,000) or such lesser or greater sum as the Board of Directors may determine, see "The Rights Offering - Oversubscription".

         This Rights Offering is substantially non transferable and due to the costs and burdens of compliance with foreign laws and certain state's 'blue sky' laws is not being made in certain jurisdictions, see "The Rights Offering - Limitation on Transferability and Participation".

         Subscriptions for the Rights Offering and Oversubscriptions should be made by completing and submitting the Rights Certificate form that accompanies this prospectus together with a cashier's check, certified check, bank draft or money order (a personal check is not acceptable) made out to "Astrex, Inc." for the full amount of Shares subscribed and oversubscribed to Astrex, Inc., 205 Express Street, Plainview, New York 11803, Attention: Rights Offer. To be accepted, the properly completed Rights Certificate and payment of the subscription price must be received on or before Expiration Date (not later then 5:00 PM EDT), see "The Rights Offering - Method of Exercising Rights".

         Astrex, Inc. (together with its wholly owned subsidiaries T.F. Cushing and AVest, Inc., the "Company") is a value-added distributor of electronic components used to connect, control, regulate or store electricity in equipment, see "The Company" and the Company's Annual Report filed on Form 10-KSB for the fiscal year ended March 31, 1998, Part 1, Item 1 "Business".

         The proceeds from the Rights Offering will be used for additional working capital and general corporate purposes including investments and possible acquisitions as the Board of Directors may determine in businesses that may be similar, dissimilar or completely new and different from that presently or previously engaged in by the Company.

         The Company presently holds an option ("Option") to purchase all the equity interest in an oil and gas company called Enigma Energy Company L.L.C. ("Enigma") not presently owned by the Company, see "Recent Developments". If the Company elects to exercise the Option some or all of the proceeds from the Rights Offering will be used to fund or partially fund the cash portion of that Option price. It should be emphasized however, that the Company has made no decision as to whether to exercise that Option and will not do so pending receipt and evaluation of further information concerning the properties owned by Enigma and recent well results. Thus at this time the only definitive statement that can be made is that it is possible that the Company will exercise the Option and possible that the Company will not exercise the Option, see "Recent Developments" and "Use of Proceeds".

         The Company's executive offices are located at 205 Express Street, Plainview, New York 11803 and its phone number at that address is (516) 433-1700.

                  PRINCIPAL RISKS AND INVESTMENT CONSIDERATIONS

         In evaluating the Company and this offering, prospective investors should consider all the information and financial statements contained in this Prospectus, including the following factors:

If Option Exercise is not Funded: If Astrex elects to exercise the Option it will shortly thereafter be required to pay members of Enigma other than Astrex, $1,200,000. Its ability to so pay will be largely dependent upon the results of this Rights Offering and/or the ability to secure equity or debt funds privately. There can be no assurance that this Rights Offering will be sufficiently successful or, if not, that equity or debt funds will be privately obtainable. If Astrex elects to exercise the Option but subsequently finds that it lacks the required funds to close that failure could have a material adverse effect on the Company.

Lack of Oil & Gas Experience and Industry Risks: If Astrex elects to exercise Option and then consummates the same aquiring all the remaining equity interest in Enigma a substantial part of Astrex's business will be the production and finding of oil and natural gas.

         Astrex has no previous experience in that business. Astrex anticipates that if it exercises the Option, the present manager of Enigma will continue with Astrex, that that manager and one or two other present equity holders in Enigma will join the Astrex Board of Directors, and that the present well operator, an independent contractor, will be retained. There can however, be no assurance that such will occur. Should the Option be exercised and the services of any of the foregoing not obtained, or subsequently lost, that failure or loss could have a material adverse effect on the Company.

         The business of finding and producing oil and natural gas is risky and subject to federal and state regulation. Finding oil and gas under even the best of conditions is always problematic and when found the techniques of bringing those resources to the surface, again under the best of circumstances, always involves a degree of risk. Further because energy prices are very competitive and fluctuate on a world wide basis, there is always a risk that even if the resource is found and is capable of being brought to the surface, that it will be uneconomic to do so because of the then prevailing prices. Lastly, even if the resource is found and is capable of being profitably lifted to the surface, both federal and state regulations of the industry could change to prevent that from occurring.


If Option is not Exercised: If Astrex elects not to exercise the Option it will have an 8% minority interest in Enigma, which will remain a closely-held limited liability non-public company and in such an eventuality there can be no assurance that Astrex's investment will have any liquidity or that Astrex will in any way be able to influence the decision making of Enigma.

Competition. Both the present businesses of the Company (principally the value added sale of electronic connectors and switches) and the possible new additional business of producing and finding oil and natural gas are highly competitive. Many of the Company's competitors and potential competitors in both businesses are larger in size and possess significantly greater resources than the Company.

Operating History. In 1991, the Company, faced with declining sales and shrinking margins principally due to retrenchment in the defense industry and substantial debenture debt, filed a petition for relief under Chapter 11 of the Federal Bankruptcy Code in order to restructure its business and reduce its debt. The Company's Plan of Reorganization was confirmed in March 1992. Following confirmation of that Plan, the Company was intermittently profitable and unprofitable but has been profitable for the past three fiscal years and presently anticipates, but cannot guarantee, that it will be so for the current fiscal year.

         Enigma was formed in 1996 and has never been profitable.

The Company's Line of Credit. Substantially all of the assets of the Company other than its real estate, are pledged as security of for its line of credit and the real estate is subject to a negative pledge (i.e. that the Company will not otherwise mortgage its real estate to any other person). While the Company does not foresee a default, there can be no assurance that it will not so default. Were the Company to default on its line of credit, that event would materially adversely affect the Company and its pledged assets which could be foreclosed upon. It is likely should Astrex exercise the Option that the oil and gas property thus acquired will be used as security for an expanded or independent line of credit.

         Were the Company unable to renew its present line of credit, or should it exercise the Option, were it unable to secure a line of credit with respect to its oil and gas operations, it would be materially adversely affected in the first case and perhaps so in the second case.

The Company's Inventory. The substantial bulk of the Company's present inventory consists of parts for or finished electronic connectors. Technological changes, manufacturer price reductions, termination of the right to distribute a line, or cessation of the manufacture of a line could reduce the value of the Company's inventory, the Company's borrowing power with respect to the same or otherwise adversely affect the Company.

No Long Term Contracts. Although a significant portion of the Company's business is done with long standing customers, none of whom constitute more then 10% of its business, the Company does not have long term contracts with those customers. To the extent several of the Company's long standing customers ceased to purchase from the Company, the Company's business could be materially adversely affected.

Dependence on Key Personnel. In the past the Company has relied in substantial respect on the efforts its present President and Chief Executive Officer. The loss of his services might have a material adverse effect on the Company. If the Company exercises the Option there will be a similar dependence with respect to its then new oil and gas business, see "Principal Risks and Investment Considerations - Lack of Oil & Gas Experience".

Broad Discretion as to Use of Proceeds. All of the net proceeds of this Offering (after payment of expenses) will be allocated to working capital of the Company and will be used for such general and specific corporate purposes as the management of the Company in its broad discretion may determine from time to time including to exercise the Option if management of the Company so determines or to engage in new or different businesses then the Company is presently engaged in or has engaged in the past or for investment. See "Use of Proceeds." Regardless of the how the proceeds are used there is always the risk that they will be used in a manner which will not recoup full or even partial value.

Management Control of the Company. The directors and officers of the Company, as a group presently own approximately 66% of the voting shares of the Company. Therefore, as a practical matter the current members of the Company's management may have the voting power to approve all matters requiring a stockholder vote, including the election of the Board of Directors, and to generally direct the affairs of the Company.

Rights Offering Risks. The Rights Offering herein is not conditioned upon any minimum or maximum participation and there can be no assurance of how many holders, if any, will exercise their Rights. Accordingly there can be no assurance as to amount of proceeds, if any, which will be raised by the Rights Offering. Further, the Company has the right to withdraw the Rights Offering at any time prior to or on the Expiration Date and for any reason (including, without limitation, the market price of Astrex Common Stock) in which event all funds received from subscribers will be refunded without interest.

Exercise of Rights will Maintain Holder's Relative Equity Interest in the Company and Failure to Exercise Rights will Reduce that Interest. This Offering is being made exclusively to all or substantially all holders of the Company's Stock as of the Record Date. A holder of Rights who exercises all the Rights held to purchase Shares will preserve or may increase the relative equity ownership interest in the Company as was represented by the shares held prior to this Rights Offering. To the extent a holder of Rights does not exercise all of the Rights held to purchase Shares, that holder's relative equity ownership interest in the Company may decrease. See "The Rights Offering - Rights."

Lack of Possible Market for the Company's Securities. Since the late Spring of 1992 Astrex Common Stock has traded on only a limited basis on the over-the-counter market. There can be no assurance that a more active market for the Company's Common Stock will develop. See "Market for the Securities."

Restrictions on Sale of the Company's Securities and 'Penny Stock' Rule. Investors may find it more difficult to sell securities of the Company than securities that are listed for trading on the NASDAQ or a national securities exchange. In part this is because securities that trade in the "Pink Sheets" or Electronic Bulletin Board are normally subject to a rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than to accredited investors (generally defined as investors with net worth's in excess of $1,000,000 or annual income exceeding $200,000 [or $300,000 for a husband and wife]) or an established customer. For transactions covered by this rule, the broker-dealer must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to the sale.

         In addition it is likely that some or all of the securities of the Company are likely to be deemed "penny stocks" under regulations of the Securities and Exchange Commission (subject to certain exceptions, a "penny stock" is any equity security that has a market price of less than $5.00 per share). Subject to certain exceptions, transactions involving "penny stocks" require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market; further the broker-dealer must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer's presumed control over the market; and finally, monthly statements must be sent disclosing the recent price information for the penny stock held in the account and information on the limited market for penny stocks.

Limited "Blue Sky" Qualifications: The Company does not intend to qualify the sale of securities offered hereby under all applicable state "Blue Sky" laws or in all foreign jurisdictions. Accordingly, a limited number of holders of Astrex Common Stock may not be able to directly participate in this Rights Offering. Further, there can be no assurance that the Shares purchases pursuant to this Rights Offering will be permitted to be transferred into such states not qualified or foreign jurisdictions unless there is an exemption in such state or foreign jurisdiction. This limitation may reduce the market available for the transfer of Shares following the Rights Offering., see "The Rights Offering - Limitation on Transferability and Participation".

Restrictions on NASD Members or Affiliates. Stockholders who are members or affiliates of the National Association of Securities Dealers, Inc. (NASD) who wish to participate in the Rights Offering must consult the rules of the NASD, including the rules on free riding and withholding, to confirm their ability to participate in this offering.

Anti-Takeover Provisions. The Company's Certificate of Incorporation and By-Laws include certain provisions which may have the affect of discouraging persons from pursuing non-negotiated takeover attempts. These provisions include a classified board of directors, a limitation on the number of directors and the Board of Directors ability without further approval of shareholders to specify, determine and issue preferred stock having characteristics (including voting rights) that may increase the difficulty of, discouraging and deterring non-negotiated takeover attempts. There are present 200,000 shares of Series A and 7,500,000 shares of Series B preferred stock authorized but not issued, see "Description of the Securities - Other Securities & Board of Directors".

Limited Dividend History. The Company has not declared or paid a dividend on its capital stock since 1978 and does not anticipate a change in that policy See "Description of Shares."


                                 USE OF PROCEEDS

         The proceeds from the Rights Offering will be used for additional working capital and general corporate purposes including investments and possible acquisitions as the Board of Directors may determine in businesses that may be similar, dissimilar or completely new and different from that presently or previously engaged in by the Company.

         The Company presently holds an option ("Option") to purchase all the equity interest in an oil and gas company called Enigma Energy Company L.L.C. ("Enigma") not presently owned by the Company, see "Recent Developments". If the Company elects to exercise the Option, some or all of the proceeds from the Rights Offering will be used to fund or partially fund the cash portion of that Option price. It should be emphasized however, that the Company has made no decision as to whether to exercise that Option and will not do so pending receipt and evaluation of further information concerning the properties owned by Enigma and recent well results. Thus at this time it remains quite possible that the Company will not exercise the Option. It should also be recognized that if Astrex exercises the Option it will be entering into a completely new area of business, see "Recent Developments".


                                   THE COMPANY

         Astrex, Inc. (together with its wholly owned subsidiaries T.F. Cushing and AVest, Inc., the "Company") is a value-added distributor of electronic components used to connect, control, regulate or store electricity in equipment. Its sales for the fiscal year ended March 31, 1998 were approximately $14.2 million. The principal products assembled and sold by the Company are "connectors" with an emphasis on connectors meeting United States military specifications. "Connectors" link a wire or group of wires to another wire or group of wires. Other products sold include relays and switches. The Company has 52 employees, principally at facilities in Plainview, New York and West Springfield, Massachusetts. The Company carries in inventory over 25,000 different electronic parts from approximately 20 manufacturers which as of year end March 31, 1997 had a net book value of approximately $3.4 million. While the Company sells a portion of this inventory without any further value enhancements, a significant portion of its sales consist of inventory components assembled to customer specifications. The Company's sales are largely concentrated in the Northeast and Mid-Atlantic States where the Company serves more than 3,200 customers representing a broad range of electronics users. The Company's largest markets include the defense, aerospace, telecommunications and computer industries. The Company's principal credit facility is a line of credit measured by its inventory and receivables and secured by substantially all of the Company's assets other than real estate (which is subject to a negative pledge), see the Company's Annual Report filed on Form 10-KSB for the fiscal year ended March 31, 1998, Part 1, Item 1 "Business".

         The Company's executive offices are located at 205 Express Street, Plainview, New York 11803 and its phone number at that address is (516) 433-1700.

                              RECENT DEVELOPEMENTS

         In July 1998 the Company for $300,000 purchased an 8% equity interest in Enigma, a Dallas Texas oil and gas company, together with an option to purchase the remaining 92% equity interest in that company ("Option").

Enigma: Enigma Energy Company, L.L.C. ("Enigma") is a limited liability company formed under the laws of Texas and closely held by twelve equity owners, including Astrex. Enigma was organized in 1996 to acquire certain oil and gas leasehold interests in Panola County, Texas. Presently it owns the working interests in six producing wells which principally produce natural gas and some oil, two currently non-producing, 'shut-in', wells, and several potential well sites not yet drilled. In addition it has interests in two other producing wells. Enigma has one part time employee and retains a third party operator, Spartan Operating Company, Inc., for well operations.

         Enigma has no audited statements but has provided Astrex with financial statements prepared on the accounting basis used by partnerships for income tax purposes, i.e. prepared and presented in a manner other then would be ordinarily used for audit purposes, and which show that as of December 31, 1997 and 1996 respectively Enigma had (a) losses of $11,658 and $72,766; (b) assets less depreciation and depletion of $540,576 and $556,358; (c) liabilities of $0 and $4,124; and
(d) Member's capital net of losses of $540,576 and $552,234. While this foregoing information is provided herein as received from Enigma it should be noted that while Astrex has no reason to disbelieve the statements, it has not independently verified the same as the decision of Astrex to purchase an equity interest in Enigma and the Option was principally based on analysis of Enigma's oil and gas properties and operations obtained from Enigma, Spartan Operating Company and independent experts retained by Astrex.

Related Stock Transactions: In order to fund the July agreement with Enigma, in the same month the Company privately placed 1,200,000 initially unregistered shares of Astrex Common Stock with its Chairman of the Board and his family at twenty five cents a share for a total consideration of $300,000 ("Private Placement"). Prior to the Private Placement the Chairman and his family owned 980,263 shares. The subscription agreement provides that in the event Astrex does not make a rights offering on similar terms to substantially all its shareholders by November 1998 or if it does, in the event the Chairman and his family subscribe as a matter of right (and not including any Oversubscription Shares) for more then $31,000 in that offering, then in either case the Company will have an option to buy back the 1,200,000 shares during February 1999 for $318,000.

         As a consequence of the aforesaid subscription agreement, there are now 5,659,277 shares of Astrex Common Stock outstanding, of which (a) 2,180,263 shares or 38.53% are owned by John C. Loring (the Chairman of Astrex) or his family and (b) 3,739,183 shares or 66.07% are by all the Directors and Officers of the Company (including Mr. Loring and his family) as a group.

         The Company also contemplates offering (and by the date of this prospectus, may have offered) interested employees and directors holding less then 2% of the Company's shares the opportunity to purchase Astrex Common Stock at twenty five cents a share up to a total of $70,000, with no individual purchase to exceed $7,000.

The Option: The Option to purchase the remaining 92% of Enigma's equity is exercisable by no later then the later of September 21, 1998 or seventy-five days after the date of first production from a well known as the "Latham #2", or in essence after Astrex has the opportunity to further evaluate Enigma's properties and in light of initial production from the newly drilled Latham #2 well.

         If Astrex elects to exercise the Option it presently anticipates that Enigma will be owned and operated as a wholly owned subsidiary of the Company. As such it would be further anticipated that it would be independently managed under the Board of Directors and not effect the day to day operations, financial structure, direction or growth of the Company's present business.

         The Option exercise price is one million two hundred thousand dollars ($1,200,000) to be paid shortly after the exercise of the Option plus an amount of Astrex Common Stock to be determined and paid in the summer of 1999 with an optional 'look back'.

         The optional summer of 1999 'look back' provides that either Astrex or the former equity holders in Enigma shall have the option of requesting that an agreed upon oil and gas engineering firm evaluate the proved developed and proved undeveloped oil and gas reserves of Enigma based upon: (a) information known as of the summer of 1999, (b) the unescalated oil and gas prices current at the time the Option was exercised in the fall of 1998, (c) time valued at a ten per cent discount rate, and (d) with the proved undeveloped reserves further discounted by 90%. A valuation ("Valuation"), effectively as of the fall 1998 Option closing date will then be made by adding to and subtracting from that oil and gas reserve evaluation, certain receipts and expenditures between the fall of 1998 and the summer of 1999.

         If the Option is exercised, the amount of Astrex Common Stock to be paid in the summer of 1999 will be calculated as follows:

If no party requests a Valuation or if the Valuation is between $4,300,000 and $6,000,000, then shares will be paid equal to two million eight hundred thousand dollars ($2,800,000) of adjusted book value. The adjusted book value will be calculated at the lesser of the Company's per share book value at the time of the Option exercise or at the time the shares are issued without, in either case, giving effect to the Astrex/Enigma transactions.


      If a Valuation is requested:

      (a) to the extent the Valuation is less then $4,300,000 there will be a dollar for dollar reduction, with no stock being issued if the valuation is $1,999,999 or less; and

      (b) to the extent the Valuation is more then $6,000,000 the number of share shall be increased at the prorata rate of 5% for each million dollars but not more then 15%.


         As of March 31, 1998 (the end of the Company's most recent fiscal year), July 15, 1998 (the date as of which the Private Placement shares were issued) and an assumed closing of the Rights Offering/sale of shares to employees in the fall of 1998 for 4,800,000 shares of new Astrex Common Stock under the Rights Offering (total assumed subscription of $1,200,000) and an additional 280,000 shares to Astrex employees (total assumed consideration of $70,000), the outstanding Astrex Common Stock and the per share book value of the same was, is and would be as follows:

---------------------------------------------------------------------------------------------------------------------
          March 31, 1998                       July 15, 1998              Fall 1998 at Closing of Rights Offering
---------------------------------------------------------------------------------------------------------------------
    Total Shareholder's Equity          Total Shareholder's Equity               Total Shareholder's Equity
            $3,126,348                          $3,426,348                               $4,696,348
---------------------------------------------------------------------------------------------------------------------
     Total Shares Outstanding            Total Shares Outstanding                 Total Shares Outstanding
             4,459,277                           5,659,277                               10,739,277
---------------------------------------------------------------------------------------------------------------------
       Per Share Book Value                Per Share Book Value                     Per Share Book Value
              $0.7011                             $0.6054                                 $0.4373
---------------------------------------------------------------------------------------------------------------------

Further assuming that Astrex elects to exercise the Option following the closing of the Rights Offering and that the per share 'adjusted book value' of the Company is $0.4373 the total consideration for the remaining 92% equity interest in Enigma and the total Astrex Common Stock outstanding after that payment in the summer of 1999, dependent upon the summer of 1999 Valuation, would be:



---------------------------------------------------------------------------------------------------------------------
      $1,999,999 Valuation                $4,300,000 - $6,000,000 Valuation               $9,000,000 Valuation
---------------------------------------------------------------------------------------------------------------------
      Total Consideration:                       Total Consideration:                     Total Consideration:
           $1,200,000                                 $1,200,000                               $1,200,000
      no additional shares                        plus approximately                       plus approximately
                                                   6,402,927 shares                         7,363,366 shares
---------------------------------------------------------------------------------------------------------------------
   Total Shareholder's Equity                 Total Shareholder's Equity               Total Shareholder's Equity
           $5,896,348                                     *                                         *
---------------------------------------------------------------------------------------------------------------------
    Total Shares Outstanding:                 Total Shares Outstanding:                 Total Shares Outstanding:
    Approximately 10,739,277                   Approximately 17,142,204                 approximately 18,102,643
---------------------------------------------------------------------------------------------------------------------
      Per Share Book Value                       Per Share Book Value                     Per Share Book Value
             $0.4373                                      *                                         *
---------------------------------------------------------------------------------------------------------------------

*Subject to a final determination by the Company's then auditors, the Company believes that total shareholder equity would equal $5,896,348 plus the then market value of 6,402,927 or 7,363,366 shares as of the date of Valuation, and that per share book value would be determined by dividing that sum by the total shares then outstanding.

         It should be emphasized that while the foregoing discussion and examples have necessarily been premised on the assumption that Astrex will elect to exercise the Option. In fact Astrex has made no such determination and most likely will not reach a determination as to whether to elect or abandon the Option until it has had its full opportunity to evaluate the drilling and production results from the new Latham #2 well and continued production results from the other producing wells and surrounding properties.

         Thus it remains quite possible that Astrex will in fact determine not to exercise the Option. In that event Astrex will retain the 8% equity interest it purchased in July 1998 and proceeds from the Rights Offering will be used for additional working capital and general corporate purposes including investments and possible acquisitions as the Board of Directors may determine in businesses that may be similar, unsimilar or completely new and different from that presently or previously engaged in by the Company, see "Use of Proceeds".

                     INFORMATION WITH RESPECT TO THE COMPANY

         This prospectus is accompanied by the Company's latest Annual Report on Form 10-KSB (for the fiscal year ended March 31, 1998) and by the Company's most recent Quarterly Report on Form 10-QSB, without charge in either case. No material changes have occurred with respect to the Company since April 1, 1998 which have not been describe in the aforesaid Forms 10-KSB and 10-QSB or herein, see "Recent Developments".

                         DETERMINATION OF OFFERING PRICE

         The offering price for the Shares was determined by the Company's Board of Directors (the "Board") after considering the present and historic market price of Astrex Common Stock, the present and historic trading volumes for said stock, the future prospects of the Company, the liquidation values of the assets of the Company, the salability of the Shares and the fact that the Rights Offering would be made available to all or substantially all, stockholders on a pro rata basis.

                               THE RIGHTS OFFERING

Rights

         The Company is issuing as a dividend, at no cost, to Record Holders as of the Record Date, one nontransferable Right for every shares of Astrex Common Stock held as of that date. Each Right entitles the holder to purchase 1.345 Share of new Astrex Common Stock at the Subscription Price until the Expiration Date, see "The Rights Offering - Expiration Date" and "The Rights Offering - Subscription Price". In addition, subject to approval by the Company's Board of Directors, to the extent Rights are not exercised and Shares are available a holder may oversubscribe to purchase additional shares on a pro rata basis until the subscription and oversubscription proceeds total one million two hundred thousand dollars ($1,200,000), see "The Rights Offering -Oversubscription". The Rights are evidenced by the Rights Certificate which the Record Holder receives with a copy of this Prospectus and are not transferable except upon very limited circumstances, see "The Rights Offering - Limitations on Participation".

         A holder of Rights may exercise all or a portion or none of the Rights. In addition a holder may also apply to purchase additional Shares to the extent the same are available pursuant to the oversubscription procedure described below, see "The Rights Offering-Oversubscription." A holder of Rights who exercises all of the Rights held to purchase Shares and oversubscribes for additional Shares will to the extent Shares are available for oversubscription, increase that holder's relative ownership interest in the Company. A holder of Rights who exercises all of the Rights held to purchase Shares but does not oversubscribe will at least preserve and may increase the holder's relative equity interest in the Company. To the extent a holder of Rights does not exercise some or all of the Rights held to purchase Shares, that holder's relative equity ownership interest in the Company may decrease.

         Subscriptions for Rights accompanied by the Subscription Price must be received by the Company by the Expiration Date as explained below.


Subscription Price

         The Subscription Price for each Share is twenty five cents ($0.25), see "Determination of Offering Price".

Oversubscription

         It is probable that not all holders of record of Astrex Common Stock will choose to participate in this Rights Offering and that accordingly some Shares will initially be unsold. Holders that participate in the Rights Offering may also elect to 'oversubscribe' for these remaining unsold Shares at twenty five cents ($0.25) a share. Those oversubscriptions will be filled as requested to the extent the total proceeds from the Rights Offering including oversubscription proceeds will not exceed one million two hundred thousand dollars ($1,200,000) or such lesser or greater sum as the Board of Directors may determine. If there are oversubscriptions for more unsold Shares than are available, oversubscription requests will be filled pro rata based on the number of shares of Astrex Common Stock held on the Record Date, i.e. if 12 Shares are available for oversubscription and holder A, a holder of 100 shares at the Record Date, has

Oversubscribed for 5 Shares and holder B, a holder of 50 shares at the Record Date, has subscribed for 10 Shares, holder A will be awarded 5 Shares and holder B will be awarded 7 Shares. Unexercised Rights and unsold Shares will not be made available or sold to persons or entities who are not holders of Astrex Common Stock on the Record Date.

Expiration Date

         The Rights will expire and become void at 5:00 p.m., Plainview, New York time (Eastern Standard Time) on ___________, 1998 or such later date, not later than __________, 1998 as the Company may determine in its sole discretion ("Expiration Date"). The Company may extend the Expiration Date on one or more occasions. Notice will be given to Record Holders as of the Record Date by mail or publication in a newspaper of national circulation in the event the Company extends the Expiration Date.


Limitation on Transferability and Participation

         The Rights are not transferable except that subject to the Company's prior approval, a Rights holder may transfer Rights (i) to an entity of which the holder is at least the 75% beneficial owner, (ii) in the event of death or legal incapacity, to the decedents' estate, or (iii) as provided in the paragraph immediately below. The Company shall have the right to request and be provided with evidence sufficiently demonstrating, in the Company's sole judgment, such beneficial ownership, death or legal incapacity.

         Due to the costs and burdens of compliance with foreign laws and the securities laws (blue sky laws) of certain states, the Rights Offering is not being made to persons whose address of record is (i) outside of the United States, or (ii) in the states of Alabama, District of Columbia, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont, Virginia and Wisconsin (holders of approximately one quarter of one per cent (0.25%) of the Company's Common Stock have addresses of record in those jurisdictions), provided that upon application to the Company, the Company may in its sole discretion and subject to any reasonable conditions allow such person (a) with respect to blue sky laws, to participate upon a showing that that person is exempt; or (b) to assign that holder's Rights to an entity or person located in a jurisdiction other then one of the above.

         Record Holders such as banks, stock brokers, and depositories, who hold as nominees ("Nominees") for more than one beneficial owner of Astrex Common Stock ("Account") may exercise Rights with respect to each such Account for which it is a nominee but may not use unexercised Rights of one Account for the benefit of another of its Accounts.

Withdrawal

         The Company reserves the right to withdraw the Rights Offering at any time prior to or on the Expiration Date and for any reason (including, without limitation, the market price of Astrex Common Stock) in which event all funds received from subscribers will be refunded without interest.

Participation By Officers and Directors

                  The officers and directors of the Company currently hold in the aggregate approximately 3,739,318 shares of Astrex Common Stock or approximately 66% of the outstanding Astrex Common Stock. The officers and directors of the Company representing approximately 3,738,000 shares of Astrex Common Stock have advised the Company that they intend to participate in the Rights Offering. However, Chairman John C. Loring and his family, owners of 2,180,263 of the aforementioned shares further advise that in light of their participation in the Private Placement, that they do not intend to participate in the Right Offering as a matter of right for more then approximately 122,000 Shares but may also participate in the oversubscription for additional amounts, see "Recent Developments".

Subscription Agent

         The Company is acting as its own Subscription Agent ("Subscription Agent"). The address to which Rights Certificates and payments should be mailed or delivered is:

                               Astrex, Inc.
                               205 Express Street
                               Plainview, New York 11803

                               Attention: Rights Offer

         ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE METHOD OF SUBSCRIBING FOR SHARES OR FOR ADDITIONAL COPIES OF THIS PROSPECTUS SHOULD BE DIRECTED TO THE SECRETARY OF THE COMPANY AT (516) 433-1700.


Divisions of Rights; Fractional Shares

         No fractional Shares will be issued. Rather if the total Shares due a holder would otherwise include a fractional Share, a full Share will be issued. Should this not be possible for any reason the Company will adjust for fractional Shares in any manner it deems appropriate. Rights Certificates may not be divided in such a manner as to create fractional Shares or permit holders to subscribe for a greater number of Shares unless approved by the Company. Nominees may upon proper showing to the Subscription Agent have the Rights Certificate transferred to the Nominees' respective Accounts and may have it divided if necessary for such purpose. The Company reserves the right to deny any division of Rights Certificates if in its opinion the result would be inconsistent with the intent of this privilege.

Method of Exercising Rights, including Oversubscriptions

         Shares may be subscribed for and oversubscribed for pursuant to the exercise of the Rights by (i) properly completing and duly executing the subscription form on the Rights Certificate accompanying this Prospectus, and
(ii) mailing or delivering the Rights Certificate, together with payment of the full Subscription Price for each Share subscribed for and oversubscribed for pursuant to the exercise of Rights, to the Subscription Agent at the address set forth above. Payments for Shares must be made in

United States currency by cashier's check, certified check, bank draft or money order payable to the order of "Astrex, Inc." (Please note that uncertified personal checks may not be used for subscriptions).

         Except as described under "Guaranteed Delivery of Subscription Price and Rights Certificates", TO BE ACCEPTED, THE PROPERLY COMPLETED RIGHTS CERTIFICATE AND PAYMENT OF THE SUBSCRIPTION PRICE MUST BE RECEIVED BY THE SUBSCRIPTION AGENT AT THE ADDRESS SET FORTH ABOVE PRIOR TO 5:00 P.M. PLAINVIEW, NEW YORK TIME (EASTERN STANDARD TIME) ON THE EXPIRATION DATE.

         No interest will accrue to or be paid to any subscriber on account of any payment of the Subscription Price under any circumstance.

         Upon request, a Rights holder who exercises fewer than all of the Rights represented by that holder's Rights Certificate prior to the Expiration Date will receive from the Subscription Agent a new Rights Certificate representing such unexercised Rights, provided that no new Rights Certificates will be issued after such time as, in the opinion of the Subscription Agent, there is insufficient time for delivery of such Rights Certificates prior to the Expiration Date. Neither the Company nor the Company acting as the Subscription Agent shall incur any liability if a Rights Certificate furnished by the Company or the Subscription Agent or otherwise, is not received in time to be exercised.

         The instructions accompanying the Rights Certificate should be read carefully and strictly followed. Except as described under "Guaranteed Delivery of Subscription Price and Rights Certificates", no subscription will be deemed to have been received until the Subscription Agent has received delivery of a properly completed and duly executed Rights Certificate and payment in the proper form of the full Subscription Price. THE RISK OF DELIVERY OF ALL DOCUMENTS AND PAYMENTS IS ON THE SUBSCRIBERS, not the Company or the Company acting as the Subscription Agent. If the mail is used, it is recommended that insured, registered mail, return receipt requested, be used and that a sufficient number of days be allowed to ensure delivery to the Subscription Agent before the Expiration Date.

Guaranteed Delivery of Subscription Price and Rights Certificates for Eligible Guarantor Institutions

         This provision is only applicable to "Eligible Guarantor Institutions" as defined in 17 CFR Section 240.17 Ad-15 ("Eligible Guarantor Institution"). If, prior to the Expiration Date, the Subscription Agent has received from an Eligible Guarantor Institution a properly completed and duly executed Letter of Guaranty substantially in the form accompanying this Prospectus (either by hand, mail, telegram or facsimile transmission) that both (i) specifies the name of the holder of Rights and the number of Shares subscribed for and (ii) guarantees that the completed and duly executed Rights Certificate and payment of the full Subscription Price for each Share subscribed for will be delivered to the Subscription Agent within five banking business days after the Expiration Date, such subscription may be accepted, subject to the Subscription Agent's withholding the Share certificates until receipt of the duly completed and executed Rights Certificate and payment of the Subscription Price within such time period. The Letter of Guaranty must be guaranteed by an Eligible Guarantor Institution. Letters of Guaranty should be mailed or delivered to the appropriate address set forth under "Subscription Agent" or may be sent by facsimile transmission to (516) 433-5709. Any person proceeding under this provision shall upon request by the Company furnish the Company with reasonable proof that it is an Eligible Guarantor Institution and/or an opinion of counsel to that effect in form, content and authorship reasonably satisfactory to the Company.

Validity of Subscription

         All questions with respect to the validity and form of the exercise of any Rights (including without limitation, time of receipt and eligibility to participate in the Rights Offering) will be determined solely by the Company, which determinations shall be final and binding. Once made, subscriptions and directions are irrevocable by the subscriber, and alternative, conditional or contingent subscriptions or directions will not be accepted. The Company reserves the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which, in the opinion of the Company's counsel, would be unlawful. Any irregularities in connection with subscriptions must be cured prior to the Expiration Date unless waived by the Company in its sole discretion. Neither the Company nor the Subscription Agent shall be under any duty to give notification of defects in such subscriptions or incur any liability for failure to give such notification. Subscriptions will be deemed to have been accepted (subject to the Company's right to withdraw or terminate the Rights Offering) only when duly completed subscription documents and good funds with respect to such subscription have been received by the Subscription Agent. The Company's interpretations of the terms and conditions of the Rights Offering shall be final and binding.

Limitation of Rights of Subscribers

         Except as prescribed by law Subscribers will have no rights as shareholders of the Company with respect to the Shares subscribed for until certificates representing the same are issued to them. Subscribers will not have any right to revoke their subscriptions after delivery to the Subscription Agent of a completed subscription form and any other required documents.


Delivery of Certificates and Refunds

         Certificates for the Shares purchased pursuant to the exercise of Rights (or refunds of the Subscription Price if the Rights Offering is withdrawn or terminated) will be mailed as soon as practicable following the Expiration Date (or following the withdrawal or termination of the Rights Offering if such be the case) or earlier upon the Company's instruction. In all events, the Company shall be entitled not to issue a Share certificate until it has reasonable assurance that good funds were delivered for the same.


                            DESCRIPTION OF THE SHARES

Astrex Common Stock

         The Company is authorized to issue fifteen million (15,000,000) shares of one cent par value common stock of which, as of the date of this Prospectus, approximately five million six hundred fifty nine thousand two hundred seventy seven (5,659,277) shares are currently outstanding and held by approximately three hundred sixty eight (368) holders of record. If all Rights provided for herein are fully exercised (which the Company believes will not happen) approximately 13,299,300 shares would be outstanding.

         Holders of Astrex Common Stock are presently (i) entitled to one vote for each share held of record on all matters to be voted on by the stockholders;
(ii) entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor and, (iii) entitled, in the event of a liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the Common Stock. There are no other series of stock, common or preferred, presently outstanding.

         The holders of shares of Astrex Common Stock, as such, have no conversion, preemptive or other subscription rights and there are no redemption provisions applicable to the Common Stock. The Board of Directors of the Company is empowered, without stockholder approval, to issue Astrex Series A and Series B Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Astrex Common Stock. All of the outstanding shares of Astrex Common Stock are validly issued fully paid and non assessable.

Other Securities: In addition to Astrex's Common Stock, there are authorized but not issued 200,000 shares of Series A and 7,500,000 shares of Series B Preferred Stock. The Board of Directors may without further approval of shareholders specify, determine and issue preferred stock having characteristics (including voting rights) that may increase the difficulty of, discouraging and deterring non-negotiated takeover attempts. No warrants or options for any securities of the Company are authorized or issued.

Board of Directors: Pursuant to the By-Laws of the Company its Board of Directors is limited to nine (9) directors divided into three equal classes, with one class being elected each year for terms of three years, see "Risk Factors and Investment Considerations - AntiTakeover Provisions".

Transfer Agent for the Common Stock: The transfer agent for Astrex Common Stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005 (800) 937-5449. It is important to note however that the aforesaid transfer agent is not acting as the Subscription Agents for this Rights Offering. Accordingly, Rights Certificates and payments in connection with this Rights Offering should not be directed to the transfer agent but rather should be directed to Company at: Astrex, Inc., 205 Express Street, Plainview New York 11803, Attention: Rights Offer.



                              PLAN OF DISTRIBUTION

         The Company intends to make this Rights Offering directly to its shareholders of record pursuant to the terms of this Rights Offering. The Company is making the Rights Offering on a 'best efforts' basis only, with no minimum. No underwriters, brokers or dealers are intended to be used in connection with this Rights Offering and the Company is unaware of any agreement, arrangement or understanding entered into or contemplated to be entered into by any person with an underwriter or dealer in connection with this Rights Offering.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents and information filed by the Company with the Securites and Exchange Commission are incorporated herein by reference:

(a) the Annual Report on Form 10-KSB for the fiscal year ended March 31, 1998 (which also serves as the Company's Annual Report to security holders); and
(b) the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1998;

     All documents filed by the Company pursuant to Section 13(s), 13 (c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this Prospectus and prior to the termination of the offering of the securities covered by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded , to constitute a part of this Prospectus.

                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         The Certificate of Incorporation for the Company provides in part that to the fullest extent permitted by the provisions of Section 145 of the General Corporation Law ("GCL") of the State Delaware, no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. The Company's by-laws provide that the Company's officers and directors will be indemnified to the fullest extent permitted by GCL.

         Section 145 of GCL contains various provisions entitling directors, officers, employees or agents of the Company to indemnification judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, as the result of an action or proceeding (whether civil, criminal, administrative or investigative) in which they may be involved by reason of being or having been a director, officer, employee or agent of the Company provided said persons acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the Company (and, with respect to any criminal action or proceedings, had no reasonable cause to believe that the conduct complained of was unlawful).

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, or otherwise, the Company has been informed that in the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed tin the Act and may therefore be unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding ) is asserted by such director, officer or controlling person in connection with the securities being register, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                        INTERESTS OF EXPERTS AND COUNSEL

         To the best of the Company's knowledge and understanding none of its experts and counsel have any interests in the Rights Offerings.

                           LEGAL OPINIONS AND EXPERTS

         The validity of the Shares offered hereby is being passed upon for the Company by Kaufman Goldstein & Gartner, P. C., 342 Madison Avenue, New York, New York 10173.

         The consolidated financial statements of Astrex, Inc. and subsidiaries as of March 31, 1998 and for each of the years in the two year in the period ended March 31, 1998 have been included in the Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1998 and by reference thereto incorporated herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Other Expenses of Issuance and Distribution

         The following is a list of estimated expenses to be incurred by the Company in connection with the issuance and distribution of the securities being registered hereby. No underwriting discounts or commissions will be paid. All Expenses of this Offering will be borne by the Company.

Registration Fee                                $   611
Printing & Engraving                              5,000
Accountants' Fees & Expenses                      1,500
Blue Sky Filing Fees & Expenses                   2,500
Legal Fees & Expenses                             7,500
Transfer Agent's Fees & Expenses                  3,000
Miscellaneous                                     1,000
                                                =======
TOTAL                                           $21,111


Indemnification of Directors and Officers

         The Delaware General Corporation Law permits indemnification by the Company of any director, officer, employee or agent of the Company or person who is serving at the Company's request as a director, officer, employee or agent of another corporation, or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with the defense of any threatened, pending or completed action (whether civil, criminal, administrative or investigative) to which he is or may be a party by reason of having been such director, officer, employee or agent, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The Company also has the power to indemnify persons set forth above from threatened, pending or completed action or suits by or in the right of the Company a judgment in its favor by reason of the fact that such person was a director, officer, employee or agent of another corporation or enterprise against expenses actually and reasonably incurred by him in connection with the defense or settlement of the action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company and except that no indemnification can be made with regard to any claim, issue or matter as to which performance of his duty to the Company unless and only to the extent that the court in which the action was brought determines that the person was fairly and reasonably entitled to indemnity. Any indemnification (unless ordered by a court) must be made by the Company only as authorized in the specific case upon a determination that indemnification of the person is proper in the circumstances because he has met the applicable standards of conduct. The determination must be made by the Board of Directors by a majority votes of a quorum consisting of directors who are not parties to the action, or if a quorum is not obtainable or, even if obtainable and quorum of disinterested directors so direct, by independent legal counsel in a written opinion, or by the stockholders. The Company may pay the expenses of an action in advance of final deposition if authorized by the Board of Directors in a specific case, upon receipt of an understanding by the person to be indemnified to repay any such advances unless it shall ultimately be determined that such person is entitled to be indemnified by the Company as authorized by law.

         The Company's Certificate of Incorporation provides as follows:

         "No director shall be liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except with respect to (1) a breach of the director's duty of loyalty to the Corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under Section 174 of the Delaware General Corporation Law, or (4) a transaction from which the director derived an improper personal benefit, it being the intention of the foregoing provision to eliminate the liability of the Corporation's directors to the Corporation or its stockholders to the fullest extent permitted by Section 102 (b)(7) of the Delaware General Corporation Law.

         The Corporation shall, to the fullest extent permitted by the provisions of Section 145 of the General Corporation Law of the State of Delaware, indemnify any and all persons whom it shall power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while hold office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person."

         The By-Laws of the Company provides as follows:

         "(a) Any person who, since April 1, 1992, is or has been a director or officer of the Corporation shall in accordance with paragraph (b) below, be indemnified by the Corporation against any and all liability and expenses (including, but not limited to, attorney's fees and disbursements, and amounts paid in settlement or in satisfaction of judgments or as fines or penalties), incurred or paid by him at any time in connection with or resulting from any claim, action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise, including any appeal relating thereto, in which he may (i) by reason of his being or having been a director or officer of the Corporation, partnership, joint venture, trust, employee benefit plan, or (ii) by reason of his serving or having served in any other corporation, partnership, joint venture, trust, employee benefit plan, organization or enterprise of any kind in any capacity, while a director or officer of the Corporation, and at its request in the course and scope of his employment or capacity as a director or officer of the Corporation, or (iii) by reason of any action taken or not taken in the course and scope of any such employment or capacity; provided that, in the case of any claim, action, suit or proceeding (whether or not made or brought by or in the right of the Corporation to procure a recovery or judgment in its favor), the Corporation shall not be obligated to indemnify such person
(i) in respect of any claim, issue or matter as to which such person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Corporation, and in the case of a criminal action or proceeding, without reasonable cause to believe that his conduct was unlawful, or (ii) to the extent indemnification is prohibited by law.

         (b) Except where indemnification has been awarded by a court, the Board of Directors, by majority vote of a quorum consisting of directors not parties to such claim, action, suit or proceeding, or alternatively, a written opinion of independent legal counsel, shall determine whether the applicable standard of conduct set forth in subparagraph (a) has been met. The termination of any such claim, action, suit or proceeding, by judgment, order, settlement (whether with or without court approval), conviction, or upon a plea of guilty or of nolo contendere, or its equivalent, shall not of itself create a presumption that a director or officer did not meet the applicable standard of conduct set forth in subparagraph (a).

         (c) Any and all expenses incurred by any such person with respect to any such claim, action, suit or proceeding may be advanced by the Corporation prior to the final disposition thereof upon receipt of an undertaking by such person to repay such amount if it shall ultimately be determined that he is not entitled to indemnification.

         (d) The rights of indemnification herein provided shall not be deemed exclusive of any other rights (including rights of indemnification) to which any such person may otherwise be entitled by law, contract, a duly adopted resolution of the Board of Directors, vote of stockholder, or these By-Laws and in the event of such person's death, all rights hereunder shall extend to his heirs and legal representatives. Notwithstanding the provisions of the By-Laws, the Corporation may indemnify directors and officers to the full extent permitted under the laws of the State of New York and any other applicable laws nor or hereafter in effect. The Board of Directors on behalf of the Corporation shall have the power, to the extent permitted by law, to authorize indemnification of any employee or other person.

         (e) The foregoing rights shall be available only to persons who shall have been officers or directors on or after April 1, 1992 and such rights shall be available in respect of any claim, action, suit or proceeding, whether or not based on matters which antedate the adoption of this By-Law or the predecessor provision to this By-Law.

         (f) If any provision of this By-Law or any award made hereunder shall for any reason be determined to be invalid, the remaining provisions hereof or the validity of any other award shall not be affected thereby but shall remain in full force and effect."

Exhibits
-----------------------------------------------------------------------------------------------------------------
                                                                 Previously Filed and Incorporated
Exhibit     Description                                          by Reference or Filed Herewith
-------     -----------                                          ------------------------------

-----------------------------------------------------------------------------------------------------------------
3(a)        Certificate of Incorporation of Astrex, Inc., as     Filed as Exhibit 3(a) to Form 10-QSB of the
            amended (a Delaware corporation)                     Company for the quarter ended September 30, 1997
-----------------------------------------------------------------------------------------------------------------
3(b)        By-Laws of Astrex, Inc., as amended                  Filed as Exhibit 3(b) to Form 10-QSB of the
                                                                 Company for the quarter ended September 30, 1996
-----------------------------------------------------------------------------------------------------------------
4 (b)       Form  of Astrex, Inc. Common Stock                  To be Filed
-----------------------------------------------------------------------------------------------------------------
4 (c)       Form  of Astrex, Inc. Rights Certificate            To be Filed
-----------------------------------------------------------------------------------------------------------------
5           Opinion of Kaufman Goldstein & Gartner, P. C.
            re: legality                                        Filed Herewith
-----------------------------------------------------------------------------------------------------------------
10(a)       Credit and Security Agreement (Revolver) between
            Astrex, Inc. and Fleet National Bank dated July     Filed as Exhibit 10(a) to Form 10-QSB of the
            9, 1997                                             Company for the quarter ended September 30, 1997
-----------------------------------------------------------------------------------------------------------------
10(b)       Appendix A to Credit and Security  Agreement
            (Revolver) between Astrex, Inc. and Fleet           Filed as  Exhibit 10(b) to Form 10-QSB of the
            National Bank dated July 9, 1997                    Company for the quarter ended September 30, 1997
-----------------------------------------------------------------------------------------------------------------
10(c)       Pledge Agreement between Astrex, Inc. and Fleet     Filed as Exhibit 10(c) to Form 10-QSB of the
            National Bank dated July 9, 1997                    Company for the quarter ended September 30, 1997
-----------------------------------------------------------------------------------------------------------------


Exhibits
-----------------------------------------------------------------------------------------------------------------
                                                                 Previously Filed and Incorporated
Exhibit     Description                                          by Reference or Filed Herewith
-------     -----------                                          ------------------------------

-----------------------------------------------------------------------------------------------------------------
10(d)       Revolving Credit Promissory Note between Astrex,     Filed as Exhibit 10(d) to Form 10-QSB of the
            Inc. and Fleet National Bank dated July 9, 1997      Company for the quarter ended September 30, 1997
-----------------------------------------------------------------------------------------------------------------
10(e)       Guaranty Agreement between AVest, Inc. and Fleet     Filed as Exhibit 10(e) to Form 10-QSB of the
            National Bank dated July 9, 1997                     Company for the quarter ended September 30, 1997
-----------------------------------------------------------------------------------------------------------------
10(f)       Guaranty Agreement between T.F.Cushing, Inc. and     Filed as Exhibit 10(f) to Form 10-QSB of the
            Fleet National Bank dated July 9, 1997               Company for the quarter ended September 30, 1997
-----------------------------------------------------------------------------------------------------------------
10(g)       Purchase and Option Agreement between Astrex, Inc.,  Filed as Exhibit 10(g) to Form 10-QSB of the
            Enigma Energy Company and Members dated              Company for the quarter ended June 30, 1998
            June 16, 1998
-----------------------------------------------------------------------------------------------------------------
10(h)       Subscription and Stock Purchase Agreement between    Filed as  Exhibit  10(h) to Form  10-QSB  of the
            Astrex, Inc. and John C. and Elizabeth S. Loring     Company for the quarter ended June 30, 1998
            dated July 15, 1998
-----------------------------------------------------------------------------------------------------------------
13 (a)      Annual  Report on Form 10-KSB for the fiscal year    Filed on June 25, 1998
            ended March 31, 1998
-----------------------------------------------------------------------------------------------------------------
13 (b)      Quarterly  Report on Form  10-QSB for the quarter    Filed on August 13, 1998
            ended June 30, 1998
-----------------------------------------------------------------------------------------------------------------
23 (a)      Consent of Kaufman Goldstein & Gartner, P.C.         Filed Herewith as par of the opinion filed
                                                                 herewith as Exhibit 5
-----------------------------------------------------------------------------------------------------------------
23 (b)      Consent of KPMG Peat Marwick LLP                     Filed Herewith
-----------------------------------------------------------------------------------------------------------------

Undertakings

The Company undertakes that:

1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, or otherwise, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed tin the Act and may therefore be unenforceable.

2) In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding ) is asserted by such director, officer or controlling person in connection with the securities being register, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies at it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plainview, State of New York on August 13, 1998.

                                  ASTREX, INC.

                          by /s/ Michael McGuire
                             -------------------------
                             Michael McGuire, President,
                        Chief Executive Officer and Director

         In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:



/s/ John C. Loring                             /s/ Howard Amster
-----------------------------                  -----------------------------
John C. Loring, Chairman of the Board          Howard Amster, Director
                        and Director           Dated: 8/13/98
Dated: 8/13/98


/s/ Mark Schindler                             /s/ David S. Zlatin
---------------------------------              -----------------------------
Mark Schindler, Director                       David S. Zlatin, Director
Dated: 8/13/98                                 Dated: 8/13/98



                               /s/ Lori Sarnataro
                               ----------------------------
                               Lori Sarnataro, CFO
                               Dated: 8/13/98

                                 EXHIBIT INDEX


Exhibits
-----------------------------------------------------------------------------------------------------------------
                                                                 Previously Filed and Incorporated
Exhibit     Description                                          by Reference or Filed Herewith
-------     -----------                                          ------------------------------

-----------------------------------------------------------------------------------------------------------------
3(a)        Certificate of Incorporation of Astrex, Inc., as     Filed as Exhibit 3(a) to Form 10-QSB of the
            amended (a Delaware corporation)                     Company for the quarter ended September 30, 1997
-----------------------------------------------------------------------------------------------------------------
3(b)        By-Laws of Astrex, Inc., as amended                  Filed as Exhibit 3(b) to Form 10-QSB of the
                                                                 Company for the quarter ended September 30, 1996
-----------------------------------------------------------------------------------------------------------------
4 (b)       Form  of Astrex, Inc. Common Stock                  To be Filed
-----------------------------------------------------------------------------------------------------------------
4 (c)       Form  of Astrex, Inc. Rights Certificate            To be Filed
-----------------------------------------------------------------------------------------------------------------
5           Opinion of Kaufman Goldstein & Gartner, P. C.
            re: legality                                        Filed Herewith
-----------------------------------------------------------------------------------------------------------------
10(a)       Credit and Security Agreement (Revolver) between
            Astrex, Inc. and Fleet National Bank dated July     Filed as Exhibit 10(a) to Form 10-QSB of the
            9, 1997                                             Company for the quarter ended September 30, 1997
-----------------------------------------------------------------------------------------------------------------
10(b)       Appendix A to Credit and Security  Agreement
            (Revolver) between Astrex, Inc. and Fleet           Filed as  Exhibit 10(b) to Form 10-QSB of the
            National Bank dated July 9, 1997                    Company for the quarter ended September 30, 1997
-----------------------------------------------------------------------------------------------------------------
10(c)       Pledge Agreement between Astrex, Inc. and Fleet     Filed as Exhibit 10(c) to Form 10-QSB of the
            National Bank dated July 9, 1997                    Company for the quarter ended September 30, 1997
-----------------------------------------------------------------------------------------------------------------
10(d)       Revolving Credit Promissory Note between Astrex,     Filed as Exhibit 10(d) to Form 10-QSB of the
            Inc. and Fleet National Bank dated July 9, 1997      Company for the quarter ended September 30, 1997
-----------------------------------------------------------------------------------------------------------------
10(e)       Guaranty Agreement between AVest, Inc. and Fleet     Filed as Exhibit 10(e) to Form 10-QSB of the
            National Bank dated July 9, 1997                     Company for the quarter ended September 30, 1997
-----------------------------------------------------------------------------------------------------------------
10(f)       Guaranty Agreement between T.F.Cushing, Inc. and     Filed as Exhibit 10(f) to Form 10-QSB of the
            Fleet National Bank dated July 9, 1997               Company for the quarter ended September 30, 1997
-----------------------------------------------------------------------------------------------------------------
10(g)       Purchase and Option Agreement between Astrex, Inc.,  Filed as Exhibit 10(g) to Form 10-QSB of the
            Enigma Energy Company and Members dated              Company for the quarter ended June 30, 1998
            June 16, 1998
-----------------------------------------------------------------------------------------------------------------
10(h)       Subscription and Stock Purchase Agreement between    Filed as  Exhibit  10(h) to Form  10-QSB  of the
            Astrex, Inc. and John C. and Elizabeth S. Loring     Company for the quarter ended June 30, 1998
            dated July 15, 1998
-----------------------------------------------------------------------------------------------------------------
13 (a)      Annual  Report on Form 10-KSB for the fiscal year    Filed on June 25, 1998
            ended March 31, 1998
-----------------------------------------------------------------------------------------------------------------
13 (b)      Quarterly  Report on Form  10-QSB for the quarter    Filed on August 13, 1998
            ended June 30, 1998
-----------------------------------------------------------------------------------------------------------------
23 (a)      Consent of Kaufman Goldstein & Gartner, P.C.         Filed Herewith as par of the opinion filed
                                                                 herewith as Exhibit 5
-----------------------------------------------------------------------------------------------------------------
23 (b)      Consent of KPMG Peat Marwick LLP                     Filed Herewith
-----------------------------------------------------------------------------------------------------------------